SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation (*)	Amount of filing fee (**)
$6,550,000	$759.15

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the repurchase of approximately 1,000,000 shares of common stock for $6.55 per share in cash.
(**)	The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is filed by Pendrell Corporation, a Washington corporation (the “Company”), on March 20, 2017 to describe a share repurchase plan (the “Repurchase Plan”). At the recommendation of a special committee of the Company’s four independent directors (the “Special Committee”), the Company’s Board of Directors (the “Board”) approved and plans to implement the Repurchase Plan, which provides for the repurchase of up to one million shares of Class A common stock, par value $0.01 per share (the “Class A Stock”). The Repurchase Plan contemplates the repurchase of shares of Class A Stock, from time to time, at prevailing market prices through open market or privately negotiated transactions pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Special Committee recommended the Repurchase Plan, and the Board approved the Repurchase Plan, to provide minority holders of Class A Stock with an opportunity for liquidity prior to the effective date of a proposed reverse stock split (the “Reverse Stock Split”). The Board has recommended that the Company’s shareholders approve the Reverse Stock Split to reduce the number of record holders of Class A Stock to less than 300, thereby allowing the Company to terminate the registration of the Class A Stock pursuant to Section 12(g)(4) of the Exchange Act and the Company’s reporting obligations under the Exchange Act (the “Go Dark Plan”). The Repurchase Plan is not designed, intended or necessary to further the Go Dark Plan. However, because the Securities and Exchange Commission (the “SEC”) may view the Repurchase Plan as part of the Go Dark Plan due to the possibility that implementation of the Repurchase Plan may reduce the number of record holders of Class A Stock, the Company is filing this Schedule 13E-3.

Item 1. Summary Term Sheet

The material terms of the Repurchase Plan are as follows:

•	the Repurchase Plan provides for the repurchase of up to one million shares of Class A Stock, but does not require the Company to purchase any minimum number of shares;

•	repurchases made pursuant to the Repurchase Plan will be carried out from time to time at prevailing market prices through open market or privately negotiated transactions; and

•	so long as the Company remains in an “open trading window,” the Company may suspend, discontinue or modify the Repurchase Plan in its sole discretion.

Item 2. Subject Company Information

(a)	Name and Address. The name of the subject company is Pendrell Corporation, a Washington corporation. The Company’s principal executive offices are located at 2300 Carillon Point, Kirkland, WA 98033. The Company’s telephone number at that address is (425) 278-7100.

(b)	Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s Class A Stock. As of March 13, 2017, the registrant had 19,274,244 shares of Class A Stock outstanding.

(c)	Trading Market and Price. The information set forth in the Company’s annual report on Form 10-K filed as of March 15, 2017, under the caption “Market for the Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” is herein incorporated by reference.

(d)	Dividends. The Company has not at any time in its history declared or paid a dividend on its Class A Stock.

(e)	Prior Public Offerings. The Company has not made an underwritten public offering of Class A Stock during the past three years.

(f)	Prior Stock Purchases. On March 13, 2017, the Company repurchased 2,432,923 shares of Class A Stock from Highland Crusader Offshore Partners L.P. (“Crusader”). From time to time, the Company has also withheld shares of restricted Class A Stock from participants in the Company’s stock incentive plans to satisfy tax withholding obligations. The Company has not otherwise repurchased shares of Class A Stock.

Item 3. Identity and Background of Filing Person

(a)	Name and Address. The Company is the filing person. The name, business address and business telephone number of the Company is provided in Item 2(a) above.

(b)	Business and Background of Entities. Not applicable.

(c)	Business and Background of Natural Persons. Not applicable.

Item 4. Terms of the Transaction

(a)	Material Terms.

a.	Duration. The Repurchase Plan will commence as soon as legally permissible, which may be as early as 30 days after the filing of this Schedule 13E-3, and will continue until the earlier of the closing of the Reverse Stock Split or June 30, 2017.

b.	Number of Shares Subject to Repurchase Plan: The Company may purchase up to an aggregate of one million (1,000,000) shares of Class A Stock pursuant to the Repurchase Plan. The Repurchase Plan does not require the Company to purchase any minimum number of shares.

c.	Compliance with 10b-18: The Repurchase Plan has been designed to comply with SEC Rule 10b-18. SEC Rule 10b-18 provides a safe harbor for stock repurchase plans administered in accordance with the following guidelines, all of which the Company intends to satisfy: (i) the Company will use a single broker (UBS Securities, Inc.) per day to bid for or purchase shares; (ii) the Company cannot make the opening purchase on any trading day; (iii) the Company cannot trade during the last thirty minutes of trading; (iv) the Company cannot purchase at a price exceeding the highest independent bid or last transaction price, whichever is higher; and (v) the Company cannot purchase, in any given day, more than 25% of the average daily trading volume of the Class A Stock, measured over the four weeks preceding the purchase (the “Daily Limit”).

d.	Adoption of 10b5-1 Plan: To make purchases continually under the Repurchase Plan, even if the Company experiences a “closed trading window,” the Company has adopted a trading plan under SEC Rule 10b5-1 that specifies the maximum quantity of shares to be purchased each trading day and the maximum price to be paid for shares; provided, however, that the daily purchases will not exceed the Daily Limit. The 10b5-1 plan precludes the Company from making discretionary investment decisions under the Repurchase Plan.

e.	Future Amendments. So long as the Company remains in an “open trading window,” the Company may suspend, discontinue or modify the Repurchase Plan in its sole discretion.

(c)	Different Terms. Not applicable.

(d)	Appraisal Rights. Not applicable.

(e)	Provisions for Unaffiliated Security Holders. The Repurchase Plan is available only for shareholders who are not affiliates of the Company. Affiliates of the Company may not participate in the Repurchase Plan, nor will affiliates of the Company sell Class A Stock in market transactions during the duration of the Repurchase Plan.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transaction, Negotiations and Agreements

(a)	Transactions. Not applicable.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under Item 2(f) above is hereby incorporated by reference.

Item 6. Purposes of the Transactions and Plans or Proposals

(b)	Use of Securities Acquired. All shares of Class A Stock repurchased by the Company will be retired.

(c)	Plans. The Repurchase Plan will be implemented regardless of whether the Company’s shareholders approve the Go Dark Plan and regardless of whether the Board implements the Reverse Stock Split. Other than the Go Dark Plan, the Company does not currently have any plan or proposal to engage in any other transaction outside of the ordinary course of its business (including any merger, reorganization or sale of a material amount of its assets), or to change its management, dividend policy or corporate structure or business.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. If the Company’s shareholders approve the Reverse Stock Split and the Company thereafter terminates the registration of the Class A Stock under Section 12(g)(4) of the Exchange Act and its reporting obligations under the Exchange Act, holders of Class A Stock will no longer have access to the Nasdaq capital market to trade their shares. In making its recommendation to shareholders to approve the Go Dark Plan, the Board recognized that many of the Company’s shareholders may wish to sell shares prior to the loss of Nasdaq market liquidity. To provide them with a liquidity alternative, the Board approved the Repurchase Plan.

(b)	Alternatives. The Special Committee considered alternatives to the Repurchase Plan, including a tender offer for shares. After consideration, the Special Committee concluded, and the Board concurred, that the Repurchase Plan was an appropriate mechanism to provide minority shareholders with a liquidity alternative.

(c)	Reasons. The Special Committee and, thereafter, the Board, reached their decisions to unanimously recommend the Repurchase Plan solely to provide minority shareholders with a liquidity alternative. The Repurchase Plan is not intended to further the Go Dark Plan, is not designed to reduce the number of record holders of Class A Stock, and is not needed to accomplish the Go Dark Plan.

(d)	Effects. The principal effects of the Repurchase Plan will be as follows: (i) the number of shares of Class A Stock outstanding will be reduced; (ii) the number of shares of Class A Stock available for future issuance will increase; (iii) holders of Class A Stock will benefit from the liquidity made available by the Repurchase Plan; (iv) the Company will have less cash on hand; and (v) the number of record and beneficial shareholders may decrease if one or more shareholders liquidate their entire positions.

(e)	Material Tax Consequences. Each shareholder who sells Class A Stock into the Repurchase Plan may recognize income, gain or loss on the sale of the shares, depending upon, among other things, the price paid by the shareholder for the Class A Stock, the price at which the shareholder sells the Class A Stock to the Company, the date on which the shareholder acquired the Class A Stock, the price paid by the shareholder for the Class A Stock, the identity and business activities of the shareholder, and other factors outside the Company’s control. Therefore, the Company offers no guidance on the tax consequences of a sale of shares into the Repurchase Plan.

Item 8. Fairness of the Transaction

(a)	Fairness. The Special Committee and the Board recognize that market prices are typically the best reflection of the fair value of the Company’s shares of Class A Stock. Because any repurchases of Class A Stock under the Repurchase Plan will be made at then-prevailing market price in compliance with SEC Rule 10b-18 and SEC Rule 10b5-1, and because shareholders are not compelled to sell their shares, the Board has determined that the Repurchase Plan is fair to holders of Class A Stock.

(b)	Factors Considered in Determining Fairness. In establishing the Repurchase Plan, including the 10b5-1 trading plan incorporated into the Repurchase Plan, the Special Committee reviewed the Company’s historical market price and the price at which the Company recently repurchased shares in an arms’-length transaction from Crusader.

(c)	Approval of Security Holders. Not applicable.

(d)	Unaffiliated Representatives. Not applicable.

(e)	Approval of Directors. On March 10, 2017, the Board approved the Repurchase Plan.

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The Company has not received any report, opinion or appraisal from an outside party materially related to the Repurchase Plan.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The Company anticipates that redemption of shares through the Repurchase Plan will cost no more than $6,550,000. The Company holds unencumbered cash of approximately $150 million.

(b)	Conditions. The Repurchase Plan does not require the Company to repurchase any minimum number of shares of Class A Stock and, so long as the Company is in an “open trading window,” may be suspended, discontinued or modified at any time, for any reason and without notice.

(c)	Expenses. The Board anticipated that expenses resulting from the Repurchase Plan will be no greater than thirty thousand dollars ($30,000), consisting of legal costs and brokerage costs.

(d)	Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The share ownership information contained in the Company’s Definitive Proxy Statement on Schedule 14A, filed June 10, 2016 (the “2016 Proxy Statement”), remains materially accurate, subject to the effects of the repurchase of Class A Stock from Crusader. The Company therefore incorporates by reference the information captioned “Securities Ownership of Certain Beneficial Owners and Management” contained in the 2016 Proxy Statement.

(b)	Securities Transactions. The information set forth in Item 2(f) of this Schedule 13E-3 is hereby incorporated by reference.

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going Private Transaction. Not applicable.

(e)	Recommendation of Others. Not applicable.

Item 13. Financial Statements

(a)	Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendation. Not applicable.

(b)	Employees and Corporate Assets. Not applicable.

Item 15. Additional Information

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. Not applicable.

Item 16. Exhibits

Exhibit No.	Description

(a)(1)*	Form of letter to Pendrell Corporation holders of Class A Stock.

(b)	None.

(c)	None.

(d)	Stock Redemption Agreement dated March 9, 2017 between Pendrell Corporation and Highland Crusader Offshore Partners, L.P. (incorporated by reference to Exhibit 10.1 of Pendrell Corporation’s Current Report on Form 8-K filed March 14, 2017).

(f)	None.

(g)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: March 20, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary